

12014959

SEC
Mail Processing
Section

MAR 09 2012

Washington, DC
128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-52430

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MyStockFund Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___13700 US Highway 1, Suite 202E___
(No. and Street)

___Juno Beach___   ___FL___   ___33408___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Janet E. Steiniger___   ___(415) 962-9708___
                                               (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Burr Pilger Mayer, Inc.___
(Name – of individual, state, last,first, middle name)

___600 California Street, Suite 1300, San Francisco, CA 94108___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Janet E. Steiniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MyStockFund Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Janet E. Steiniger
Signature

Chief Financial Officer
Title

See Attached California Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of ___SAN FRANCISCO___

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this

__29TH__ day of ___FEBRUARY___, 20__12__, by
Date   Month   Year

(1)___JANET E. STEINIGER___,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (x̶)

(and

(2)_____,
Name of Signer

~~proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)~~

Signature _____
Signature of Notary Public

OPTIONAL
---

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:___OATH OR AFFIRMATION___

Document Date:___02/29/2012___ Number of Pages:___1___

Signer(s) Other Than Named Above: __NO OTHER SIGNERS__

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MYSTOCKFUND SECURITIES, INC.

Audited Financial Statements

December 31, 2011 and for the Year Then Ended

(Together with Independent Auditors' Report)

BPM

BURR PILGER MAYER

600 California Street, Suite 1300, San Francisco, CA 94108

Phone 415.421.5757   Fax 415.288.6288   Email bpm@bpmcpa.com   Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MyStockFund Securities, Inc.
Juno Beach, FL

We have audited the accompanying statement of financial condition of MyStockFund Securities, Inc., (the Company) as of December 31, 2011, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyStockFund Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr Pilger Mayer, Inc.

San Francisco, CA
February 29, 2012

MYSTOCKFUND SECURITIES, INC.

Statement of Financial Condition

At December 31, 2011

Assets

Cash	$	17,064
Receivable from clearing organization		63,736
Prepaid expenses and other assets		18,582
Intangible assets, net		254,587
Receivable from parent		2,049
Deferred tax assets		62,300
Total assets	$	418,318

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	4,037
Accrued expenses and other liabilities		2,398
Total liabilities		6,435

Commitments and contingencies (Notes 7 and 8)

Stockholder's equity:	
Common stock, $0.001 par value; authorized 3,000 shares, 1,000 issued and outstanding	1
Additional paid-in capital	1,697,768
Accumulated deficit	(1,285,886)
Total stockholder's equity	411,883
Total liabilities and stockholder's equity	$ 418,318

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Operations

Year Ended December 31, 2011

Revenues:	
Commissions and fees	$ 299,158
Other income	40
Total revenues	299,198
Expenses:	
Clearing organization fees	150,367
Compensation and employee benefits	86,718
Amortization	247,706
Rent	12,023
Communications and office expenses	30,619
Professional fees	18,300
License fees	18,808
Insurance	10,718
Other	3,148
Total expenses	578,407
Loss before income taxes	(279,209)
Income tax expense	(1,306)
Net loss	$(280,515)

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (280,515)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	575
Amortization	247,706
Decrease in receivable from clearing organization	3,015
Decrease in prepaid expenses and other assets	66
Increase in receivable from parent	(13,551)
Decrease in deferred tax asset	37,838
Increase in accounts payable	2,066
Increase in accrued expenses and other liabilities	793
Net cash used in operating activities	(2,007)
Net decrease in cash	(2,007)
Cash at beginning of year	19,071
Cash at end of year	$ 17,064
Supplementary cash flow information –	
Cash paid for:	
Interest during the year	$ -
Income taxes	$ 506

See accompanying notes to financial statements.

MYSTOCKFUND SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2010	1,000	$ 1	$1,697,768	$(1,005,371)	$692,398
Net loss	-	-	-	(280,515)	(280,515)
Balance at December 31, 2011	1,000	$ 1	$1,697,768	$(1,285,886)	$ 411,883

See accompanying notes to financial statements.

5

MYSTOCKFUND SECURITIES, INC.

Notes to Financial Statements

(1) Description of Business

MyStockFund Securities, Inc. (the "Company") is a securities broker-dealer incorporated in the state of Delaware, organized for the purpose of conducting a general stock brokerage business. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Juno Beach, Florida.

The Company is a wholly-owned subsidiary of InterSearch Corporate Services, Inc., which is a wholly-owned subsidiary of Banks.com, Inc. (the "Parent", "Banks.com"), a public company.

(2) Liquidity and Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets. The Parent has committed to provide financial support to the Company to meet its current obligations, at least through January 1, 2013.

(3) Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis, which is the same business day as the transaction date.

Cash and Cash Equivalents. The Company considers all cash on hand, demand deposits and short-term investments with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment. Furniture and equipment are recorded at costs, less accumulated depreciation. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets.

(continued)

6

(3) Summary of Significant Accounting Policies, Continued

Intangible Assets. Intangible assets (e.g., domain name and customer relationships), do not require that an annual impairment test be performed; instead, intangible assets are tested for impairment upon the occurrence of an indicator of impairment. Once an indicator of impairment has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against the carrying value of the asset group. The Company groups long-lived assets for purposes of recognition and measurement of an impairment loss at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the estimated fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset group. If the intent is to hold the asset group for sale and certain other criteria are met (i.e., the asset group can be disposed of currently, appropriate levels of authority have approved the sale and there is an active program to locate a buyer), the impairment test involves comparing the asset group's carrying value to its estimated fair value less estimated costs of disposal. To the extent the carrying value is greater than the asset group's estimated fair value less estimated costs of disposal; an impairment loss is recognized for the difference.

Income Taxes. Banks.com and its subsidiaries, including the Company, file a consolidated U.S. federal income tax return. Income taxes as presented in the financial statements represent current and deferred income taxes of Banks.com attributed to the Company based on a separate company calculation.

Income taxes (i.e. deferred tax assets, current payable) are recorded based on amounts payable in the current year and include the results of any deferred income taxes. Deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized.

With respect to uncertain tax positions, the Company recognizes in the financial statements those tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions. The Company adjusts its estimated liabilities for uncertain tax positions periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The tax provision for any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. The Company recorded no provision for any uncertain income tax positions. The Company's policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

(continued)

(3) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Organization. The Receivable from clearing organization consists of cash on deposit with the Company's clearing broker-dealer and other receivables from the clearing broker-dealer resulting from earnings.

Subsequent Events. Management has evaluated all significant events occurring subsequent to the balance sheet date through February 29, 2012, determining no events require additional disclosure in the financial statements.

(4) Intangible Assets

Intangible assets resulting from Company acquisitions are being amortized over five years and are as follows at December 31, 2011:

	December 31, 2011
Customer relationships and other	$ 1,238,529
Less accumulated amortization	(983,942)
Unamortized intangible asset	$ 254,587

(5) Income Taxes

Income taxes consists of the following:

	Year Ended December 31, 2011
Current	
Federal	$ -
State	1,306
Total current	1,306
Deferred:	
Federal	-
State	-
Total deferred	-
Total income tax expense	$ 1,306

(continued)

(5) Income Taxes, Continued

The reason for differences between the statutory federal rate and the effective income tax rate are summarized as follows:

	Year Ended December 31, 2011	
	Amount	% of Pretax Loss
Income taxes at statutory Federal income tax rate	$(94,931)	(34.0)%
Decrease in rate resulting from:		
Reversal of Federal income tax benefit	39,264	14.1
State taxes	(9,158)	(3.3)
Change in valuation allowance	66,131	23.7
Income tax expense	$ 1,306	0.5%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following:

	At December 31, 2011
Deferred tax assets:	
Net operating loss carry forwards	62,300
Intangible assets	261,299
Accrued expenses	643
Total deferred tax assets	324,242
Valuation allowance	(261,910)
Deferred tax asset	62,332
Deferred tax liability-	
Furniture and equipment	(32)
Total deferred tax liability	(32)
Net deferred tax asset	$ 62,300

The valuation allowance was established because the Company believes that it is more likely than not that some components of the deferred tax assets will not be realized. The Company has federal net operating loss carryforwards of approximately $297,000 which begin to expire in 2030. The Company's federal and state income tax returns are subject to examination by the respective taxing authorities. The years open to examination may vary by jurisdiction.

(continued)

MYSTOCKFUND SECURITIES, INC.

Notes to Financial Statements, Continued

(6) Related Party Transactions

The Company is an indirect wholly-owned subsidiary of Banks.com as described in Note 1. The Company reimburses the Parent periodically for incidental expenses incurred by the Parent relating to the Company's activities.

(7) Commitments and Contingencies

The Company leases office space in Juno Beach, Florida under an operating lease which commenced on November 1, 2010 and renewed on November 1, 2011 for a term of one year. Future minimum lease payments under this lease are $10,350 as of December 31, 2011.

The Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

(8) Off Balance Sheet Risk and Clearing Agreement

In November 2003, the Company entered into an agreement with another broker-dealer (the "Clearing Broker-Dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker-Dealer, fully disclosing the customer name and other information. The processing, and if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker-Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker-Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker-Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker-Dealer. As part of the terms of the agreement between the Company and the Clearing Broker-Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker-Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker-Dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is three years and is automatically renewable for one year terms, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker-Dealer, the Company is prohibited from entering into an agreement for similar services with another broker-dealer without prior written approval by the Clearing Broker-Dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker-Dealer. The Company is required to deposit $50,000 with the Clearing Broker-Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from clearing organization" on the statement of financial condition.

(continued)

10

MYSTOCKFUND SECURITIES, INC.

Notes to Financial Statements, Continued

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2011, the Company's minimum net capital requirement was $50,000, and the Company's net capital computed in accordance with the Rule of the Commission amounted to $74,365 and the ratio of aggregate indebtedness to net capital was .09 to 1.

MYSTOCKFUND SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

NET CAPITAL

Total stockholder's equity	$ 411,883
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	411,883

Deductions and/or charges -
    Nonallowable assets:

Prepaid expenses and other assets	18,582
Intangible assets	254,587
Receivable from parent	2,049
Deferred tax assets	62,300
Total nonallowable assets	337,518
Net capital before haircuts on securities	74,365
Haircuts on securities	-
Net capital	$ 74,365

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 429
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 24,365

AGGREGATE INDEBTEDNESS

Item included in statement of financial condition-

Total A.I. Liabilities from Statement of Financial Condition	$ 6,435
Ratio aggregate indebtedness to net capital	.09

RECONCILIATION OF SUPPORTING SCHEDULE WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as amended filed with the commission and the schedules contained herein.

Supplemental Schedules required by Rule 17a-5

December 31, 2011

Exemption Provisions - Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Legent Clearing.



BPM

BURR PILGER MAYER

600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

MyStockFund Securities, Inc.
Juno Beach, FL

In planning and performing our audit of the financial statements of MyStockFund Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

ACCOUNTANTS & CONSULTANTS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
February 29, 2012